SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 14D-9
   Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                    BALCOR/COLONIAL STORAGE INCOME FUND-86
                           (Name of Subject Company)

                    BALCOR/COLONIAL STORAGE INCOME FUND-86
                     (Name of Person(s) Filing Statement)

                         Limited Partnership Interests
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

               Thomas E. Meador                  James R. Pruett
                   Chairman                         President
              The Balcor Company            Colonial Storage 86, Inc.
        Bannockburn Lake Office Plaza      4381 Green Oaks Blvd.  West
        2355 Waukegan Road, Suite A200              Suite 100
         Bannockburn, Illinois  60015        Arlington, Texas  76016
                (847)267-1600                     (817)561-0100

         (Name, Address and Telephone Number of Persons Authorized to
                                Receive Notice
        and Communications on Behalf of the Person(s) Filing Statement)

                                   Copy To:
                               Herbert S. Wander
                               Lawrence D. Levin
                             Katten Muchin & Zavis
                                  Suite 1600
                            525 West Monroe Street
                         Chicago, Illinois  60661-3693
                                 (312)902-5654

Item 1.   Security and Subject Company

     The name of the subject partnership is Balcor/Colonial Storage Income Fund-86, an Illinois limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 2355 Waukegan Road, Suite A200, Bannockburn, Illinois 60015. The Partnership's general partners are Balcor Storage Partners-86, an Illinois partnership ("Balcor") and Colonial Storage 86, Inc., a Texas corporation ("Colonial," and together with Balcor, the "General Partners"). The title of the class of equity securities to which this statements relates is the Partnership's limited partnership interests (the "Units"), which are held by the Partnership's limited partners (the "Limited Partners").

Item 2.   Tender Offer of the Bidder

     This statement relates to the unsolicited tender offer by Public Storage, Inc., a California corporation ("Public Storage"), to purchase up to 32.5% (but not more than 32.5%) of the Units at a purchase price of $240 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 15, 1996 (the "Offer to Purchase"), and the related letter of transmittal (which together constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated April 15, 1996, as filed with the Securities and Exchange Commission (the "Commission"). The Offer to Purchase states that the address of the principal executive office of Public Storage is 600 North Brand Boulevard, Glendale, California 91203-1241.

Item 3.   Identity and Background

     (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

     (b)(1) The Partnership and its affiliates have the following material contracts, agreements, arrangements and understandings and actual or potential conflicts of interest with the Partnership, the General Partners and their affiliates:

     The General Partners each own a nominal interest in the Partnership and, subject to certain preferential rights of the Limited Partners, the General Partners are entitled to a certain percentage of the annual cash flows of the Partnership resulting from the operations of the Partnership's properties. The General Partners also will be entitled to receive distributions from operations of the Partnership for the last twelve month period of operations in the event the sale to STP is consummated. The General Partners are entitled, subject to certain preferential rights of the Limited Partners, to a certain percentage of the net cash proceeds realized by the Partnership from the sale or refinancing of the Partnership's properties and may be entitled to commissions arising from any property sales. In particular, the Partnership will pay to affiliates of its General Partners a brokerage commission equal to 3% of the amount paid by the Purchaser in connection with the sale of the properties pursuant to the Purchase Agreement (the "Purchase Agreement") dated as of March 5, 1996 and amended April 24, 1996, between the Partnership and Storage Trust Properties, L.P., a Delaware limited partnership ("STP") as described in Item 4(b)(i) below. The preferential rights of the Limited Partners subordinate the General Partners' rights to receive such distributions to the receipt by the Limited Partners of an agreed upon rate of return.

     The General Partners are reimbursed by the Partnership for certain administrative expenses incurred by the General Partners in connection with their management of the Partnership's business. Colonial and an affiliate of Balcor, The Balcor Company (the "Company"), each fund certain other administrative expenses of the General Partners that are not reimbursed by the Partnership.

     An affiliate of Colonial (the "Colonial Affiliate") has entered into a property management and leasing agreement with respect to the properties owned by the Partnership (the "Property Management Agreement", a copy of which is attached hereto as Exhibit (c)(1)). The Property Management Agreement provides for monthly fees to be paid to the Colonial Affiliate in an amount generally equal to 6% of gross revenues for properties operated as mini-warehouse facilities and 5% of gross revenues for properties operated as office/warehouse facilities. The Property Management Agreement is terminable (i) at the option of the Partnership upon 60 days' prior written notice to the Colonial Affiliate, (ii) at the option of the Colonial Affiliate upon 270 days' prior written notice to the Partnership and (iii) automatically upon the withdrawal of Colonial as a general partner of the Partnership.

     (b)(2) The Partnership and its affiliates have the following material contracts, agreements, arrangements or understandings and actual or potential conflicts of interest with Public Storage, or its affiliates.

     The ownership of a substantial number of Units by any person or entity presents a potential conflict of interest between such person or entity on the one hand and the General Partners and any nontendering Limited Partners on the other hand. If the transactions contemplated in the Offer were to be consummated, Public Storage could own a substantial number of Units. Furthermore, following the completion of the Offer, Public Storage may acquire additional Units through private purchases, one or more future tender offers or any other means deemed advisable by Public Storage. The ownership of a large block of Units by Public Storage would enable Public Storage to significantly influence decisions of the Partnership with respect to certain Partnership matters.

     Holders of a majority of the outstanding Units are entitled to vote to take any of the following actions: (i) remove the General Partners; (ii) elect or approve a successor to any removed or withdrawn General Partners; (iii) dissolve the Partnership; and/or (iv) amend the Partnership's Partnership Agreement (the "Partnership Agreement"). In order to amend certain provisions of the Partnership Agreement, approval by the General Partners as well as an affirmative vote by the holders of a majority of the outstanding Units is required. Similarly, the consent of the General Partners and an affirmative vote by the holders of a majority of the outstanding Units is required to sell all or substantially all of the assets of the Partnership in a single transaction or a series of related transactions.

     Limited Partners holding more than 10% of the Units are entitled to call a meeting at which the matters described in this Item 3(b)(2) may be submitted to a vote of the Limited Partners. Therefore, such ownership by Public Storage may increase the likelihood that any one or more of the actions described in this Item 3(b)(2) may or may not be taken by the Partnership. Such actions may conflict with the General Partners' intentions and/or any non-tendering Limited Partner's desires with respect to such Partnership matters.

     Public Storage has indicated that it does not intend to vote Units it acquires or owns in favor of the sale of the properties to STP. Public Storage has also indicated that it may solicit opposition to the Purchase Agreement.
If the sale of the properties to STP was prevented by Public Storage, the affiliates of the General Partners would not receive their brokerage commission for the sale of the Partnership's properties as described in Item 4(b)(i) or its share of cash flow from operations from the current year. In the event a sale to STP was prevented and certain other conditions were satisfied, the Partnership would also have to pay STP a termination amount as described in
Item 4(b)(iv) below. Public Storage has stated in the Offer to Purchase that depending on the number of Units acquired by Public Storage in the Offer, Public Storage may seek to renew previous discussions it has had regarding the acquisition of the Colonial Affiliate or otherwise seek to obtain the right to manage the Partnership's properties.

     Since the principal business of Public Storage is the ownership of self-storage properties which compete with the Partnership's properties in certain markets, the potential conflict of interest described in this Item 3(b)(2) may be magnified.

     If Public Storage successfully completes the Offer, prevents the sale of the Partnership's properties to STP and causes either of the General Partners to be removed as general partner by the Limited Partners, such removal may adversely impact the employment needs of Colonial.

     Except as set forth in Items 3(b)(1) above and this Item 3(b)(2), there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Partnership or any of its affiliates and (i) the General Partners, their respective executive officers, directors or affiliates or (ii) Public Storage, or its executive officers, directors or affiliates.

Item 4.   The Solicitation or Recommendation

     (a) The General Partners are expressing no opinion and are remaining neutral with respect to the Offer.

     (b) The General Partners believe that the decision whether or not a Limited Partner should accept the Offer depends on a number of factors, including the following, which should be considered in connection with such Limited Partner's individual circumstances:

          (i) The Partnership has entered into the Purchase Agreement with STP, dated as of March 5, 1996 and amended April 24, 1996, and has agreed to sell to STP all of the Partnership's properties for a purchase price of $67,100,000 (the "Purchase Price"). The sale to STP is scheduled to close on May 15, 1996 but may be extended under certain circumstances to July 15, 1996 (the "Closing").

          As soon as practicable following the Closing, the General Partners intend to liquidate the Partnership and distribute the net proceeds from the sale of the properties and any other funds of the Partnership available for distribution in the manner set forth in the Partnership Agreement. The distributions in liquidation are estimated to be approximately $254 to $257 per Unit. The final determination of the distributions in liquidation will depend upon certain amounts that may vary up through and until the Closing, including (i) net proceeds from the sale, (ii) closing and solicitation costs and (iii) net cash receipts.

          An initial distribution of at least $254 per Unit is expected to be made no later than 30 days after the sale to STP. The $240 per Unit price offered by Public Storage is less than the proposed liquidating distribution.

          The sale of the Partnership's properties is subject to the satisfaction of certain terms and conditions. All of the more significant conditions (including survey, title and environmental matters) have already been satisfied. In addition, consummation of the transaction is subject to approval by the holders of a majority of the outstanding Units. The General Partners are currently finalizing proxy materials to obtain the necessary Limited Partner approval. There can be no assurance that all terms and conditions will be satisfied or that the necessary consent will be obtained and, therefore, it is possible that the Partnership will not sell its properties.

          Prior to reaching an agreement with STP, the General Partners reviewed other proposals. On February 12, 1996, the Partnership received a non-binding proposal from STP to purchase all of the Partnership's properties for a purchase price of $61,000,000. In addition to evaluating the STP proposal, the General Partners solicited competing offers from other prospective Purchasers. The General Partners received several additional preliminary offers and a revised offer from STP. After a review of these proposals, the General Partners selected STP's subsequent offer for $67,100,000. STP has paid $3,350,000 to the Partnership as earnest money to be held in escrow until consummation of the sale. The remaining $63,750,000 of the Purchase Price, plus or minus prorations and credits, if any, will be paid to the Partnership at the Closing. STP will pay for all closing costs (other than professional fees and commissions) including, but not limited to, costs of documentation, local and state transfer stamps, escrow, sales tax, personal property tax, title commitments, title policies, substantially all environmental assessments and updated surveys in connection with the sale of the properties. The Partnership will pay to affiliates of its General Partners a brokerage commission equal to 3% of the amount paid by the Purchaser in connection with the sale of the properties.

          (ii) The General Partners' estimated liquidating distribution of $254 to $257 per Unit upon consummation of the sale of the Partnership's properties to STP is payable with respect to all of the outstanding Units. On the other hand, Public Storage's current Offer is for only 32.5% of the outstanding Units. If more than 32.5% of the outstanding Units are tendered to Public Storage, it will only accept 32.5% of the outstanding Units, with such Units being purchased on a pro rata basis according to the number of Units validly tendered and not properly withdrawn. Accordingly, Limited Partners who want to sell all of their Units to Public Storage may be unable to do so.

          (iii) Public Storage has stated in the Offer to Purchase that it is making the Offer with a view to making a profit. Accordingly, there is a conflict of interest between Public Storage's desire to purchase the Units at a low price and the desire of the Limited Partners to sell their Units at a high price.

          (iv) Public Storage has stated in the Offer to Purchase that it has adjusted the General Partners' estimated liquidating distribution and has unilaterally arrived at an Offer Price of $240. The General Partners' estimated liquidating distribution of $254 to $257 is based on an assessment of the Partnership's current operations, as well as an analysis of certain components of the sale to STP, including, but not limited to,
     (A) net cash proceeds, (B) estimated closing and solicitation costs and
     (C) a reserve for contingencies.

          The following table illustrates the range of estimated distributions in liquidation and the factors considered in arriving at this estimate:

                                                   Low             High
                                               -----------     -----------
Distribution of Net Cash Receipts ("NCR"):
- -----------------------------------------
NCR on hand at 12/31/95                        $ 1,360,015      $ 1,360,015
Estimated undistributed NCR 01/01/96 to
  Closing                                          154,774          304,774

Less: NCR distribution to General Partners(1)      708,737          723,737
                                               -----------      -----------
Estimated NCR distribution to Limited Partners $   806,052      $   941,052
                                               ===========      ===========

Distribution of Net Cash Proceeds ("NCP"):
- -----------------------------------------
Adjusted Purchase Price(2)                     $66,800,000      $67,050,000

Working Capital(3)                                 716,885          716,885

Less: Real Estate Brokerage Commissions(4)       2,006,000        2,013,000

Less: Estimated Closing and Solicitation Costs     300,000          250,000

Less: Reserve for Contingencies                    750,000          550,000
                                               -----------      -----------
Estimated NCP Distribution to Limited
  Partners(5)                                  $64,460,885      $64,953,885
                                               ===========      ===========

Total Estimated Distributions to Limited
- ----------------------------------------
  Partners:
  --------
Estimated NCR Distribution to Limited Partners $   806,052      $   941,052
Estimated NCP Distribution to Limited Partners  64,460,885       64,953,885
                                               -----------      -----------

Total Estimated Liquidating Distribution        65,266,937       65,894,937
                                               ===========      ===========

Estimated Liquidating Distribution per Unit    $       254 (6)  $       257(6)
                                               ===========      ===========

- ---------------------
(1) Equal to 10% of total distributions of Net Cash Receipts during the 12 month period from July 1, 1995 through June 30, 1996. Limited Partners have previously received aggregate distributions of $5,572,577 during such period.

(2) See "Plan of Sale and Liquidation - Summary of Purchase Agreement" for description of possible adjustments to Purchase Price.

(3)  Represents return of capital distributable as Net Cash Proceeds.

(4) Equal to 3% of the Purchase Price. Payable to Affiliates of the General Partners pursuant to the Partnership Agreement.

(5) Pursuant to the Partnership Agreement, Limited Partners are entitled to receive cumulative distributions in a specified amount prior to the distribution to the General Partners of any net cash proceeds from a sale of the Facilities. The entire Net Cash Proceeds from the sale of the Facilities will be distributed to the Limited Partners due to a deficiency of $14,181,436 in the required cumulative distribution to Limited Partners.

(6) The taxable portion of the liquidating distribution per Unit ranges from $44.97 to $47.06 assuming a liquidating distribution per Unit of $254 to $257.

          (v) Public Storage owns 3.6% of the outstanding Units and has indicated a right to acquire an additional 4.2% of the outstanding Units from a third party. Pursuant to the Offer, Public Storage seeks to acquire up to 32.5% more of the outstanding Units. Therefore, Public Storage may be in a position to influence the outcome of any matter on which the Limited Partners may vote.

          (vi) The Partnership is obligated to pay STP a termination amount equal to $1,342,000 plus half of certain of STP's out-of-pocket expenses related to entering into the Purchase Agreement, estimated at approximately $70,000, if (A) the Purchase Agreement is terminated under certain circumstances, including, but not limited to, withdrawal or modification of the General Partners' approval of the Purchase Agreement or the Limited Partners' failure to approve the sale of the Partnership's properties to STP and (B) within 150 days of such termination, the Partnership consummates or enters into a definitive agreement with respect to a merger, the sale of its properties to a party other than STP, a tender offer (provided such a tender offer is accepted by 40% or more of the outstanding Units) or similar transaction.

          (vii) On January 29, 1996, Public Storage commenced an unsolicited tender offer to purchase up to 25% of the outstanding Units at a purchase price of $200 per Unit, which tender offer remained open until March 12, 1996. On March 21, 1996, Public Storage entered into a private transaction to acquire additional Units at $240 per Unit, as described in
     Item 7(a) below. Public Storage's current Offer is $240 per Unit. Public Storage did not indicate in its Offer to Purchase the reason it has increased its offer price by $40 per Unit approximately one month after the close of the first tender offer. There is no assurance as to whether or not Public Storage will enter into additional private transactions or commence additional tender offers at a higher or lower price per Unit in the future.

          (viii) On April 15, 1996, The Partnership distributed a quarterly distribution of $5.78 per Unit, representing an annualized return of 9.25% of adjusted original capital. Due to consistent improvement in the operating performance of the properties, the Partnership has increased its quarterly distribution by $1.43 per Unit (33%) since January 1994. The General Partners expect that if the sale to STP is not consummated, the current level of quarterly distributions will be maintained during 1996.

          (ix) On March 20, 1996, Valuation Counselors Group and Darby & Associates, Joint Venture ("Darby") estimated that as of December 31, 1995 the value of a Unit was $281, based upon an estimate of the present value of the Partnership's future cash flows and the sale of the Partnership's properties at year-end 2000, adjusted for (A) the current assets and current liabilities of the Partnership, (B) the present value of the Partnership's administrative costs, including management fees, and (C) the anticipated costs of dissolution and termination of the Partnership. This calculation is not intended to be a current liquidation value, but rather the present value of a five (5) year projection of distributions of cash flows, and therefore may be affected by changing market conditions, economic factors, interest rates and unforseen events.

          The above calculation was based on forecasting individual cash flows prepared by the General Partners for each property, assuming a year-end 2000 liquidation. The cash flows were discounted at an annual rate of

     10.0% to determine a net present value. Sales proceeds were calculated on the basis of a 10.0% capitalization rate, adjusted for a 3.0% costs of sale and discounted at an annual rate of 10.0% to determine a net present value. This valuation reflects a minor change in the methodology used in Darby's previous calculations. Such change was made in order to reflect the General Partners' strategy as of December 31, 1995, for termination of the Partnership.

          (x) According to the most recent issue of Partnership Spectrum (January/February 1996), trading prices for the Units ranged from a high of $241 to a low of $190 during the 60 day period ended January 31, 1996. These prices do not reflect any commissions payable by the sellers to third parties and, therefore, the actual proceeds received by a seller will be reduced accordingly. Due in part to the inefficiency of these secondary markets, there can be no assurance that future secondary trades will occur or result in similar prices.

          (xi) For Limited Partners who desire immediate cash, Public Storage's offer provides an opportunity to sell at least a portion of their investment in the Partnership without regard to the Partnership's sale of its properties.

Item 5.   Persons Retained, Employed or to Be Compensated

     The Partnership has retained Darby each year since the inception of the Partnership to provide an annual valuation of the Units. This year the Partnership will pay Darby a fee of $17,500 plus any out-of-pocket expenses incurred in connection with these services. None of the Partnership, the General Partners or any person acting on behalf of any of them has retained any other persons to make solicitations or recommendations to holders of Units in connection with the Offer.

Item 6.   Recent Transactions and Intent with Respect to Securities

     (a) To the best of the General Partners's knowledge, no transactions in the Units have been effected during the past 60 days by the Partnership, the General Partners or any partner, executive officer, director, affiliate or subsidiary of either such entity.

     (b) To the best of the General Partners' knowledge, none of the Partnership, the General Partners, the Company or any partner, executive officer, director, affiliate or subsidiary of each such entity presently intends to tender any Units that are held of record or beneficially owned by such persons pursuant to the Offer.

Item 7.   Certain Negotiations and Transactions by the Subject Company

     (a) Except as described in Item 4(b)(i) above, no negotiations are being undertaken or are underway by the Partnership in response to the Offer which relate to or would result in: (1) an extraordinary transaction such as a merger or reorganization involving the Partnership or any affiliate controlled by the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any affiliate controlled by the Partnership; (3) a tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or distribution policy of the Partnership.

     On January 10, 1996, Everest Properties, Inc. ("Everest") commenced an unsolicited tender offer to purchase up to 4.90% of the outstanding Units at a purchase price of $160 per Unit. The Everest tender offer expired on February 12, 1996 and Everest advised the General Partners that approximately 4.15% of the outstanding Units were tendered and purchased.

     On January 23, 1996, Public Storage commenced an unsolicited tender offer to purchase up to 25% of the outstanding Units at a purchase price of $200 per Unit. The Public Storage tender offer expired on March 12, 1996, and on April 2, 1996, Public Storage reported that approximately 3.77% of the outstanding Units were tendered. Public Storage also indicated on April 2, 1996 that it had entered into an agreement with Everest to purchase the Units acquired by Everest in its tender offer described in this Item 7(a) for $240 per Unit. Public Storage has asserted in the Offer to Purchase that it currently owns approximately 3.60% of the outstanding Units and assuming the consummation of Public Storage's purchase of the Units from Everest, it will own approximately 7.80% of the outstanding Units.

     (b) Except for the Purchase Agreement as described in Item 4(b)(i) above, there are no transactions, General Partner resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a).

Item 8.   Additional Information to be Furnished

     Taxable Limited Partners.   Limited Partners that are not exempt from
Federal income tax ("Taxable Limited Partners") will recognize gain on a sale of a Unit pursuant to the Offer to the extent that the amount realized exceeds the Limited Partner's adjusted tax basis in such Unit. Notably, any gain realized by a Taxable Limited Partner may possibly be offset by losses from other "passive activities" under the passive loss rules of Section 469 of the Internal Revenue Code of 1986, as amended (the "Code"). In the event a Taxable Limited Partner realizes a loss on disposition, such loss may be deductible only to the extent permitted under the passive loss rules and other applicable limitations. If a Taxable Limited Partner sells all Units (and such Units have not been aggregated for purposes of the passive loss rules with activities not currently being sold), loss recognized on the sale should be deductible by such Taxable Limited Partner against non-passive income, subject to any other applicable limitations (including capital loss limitations).

     A bill passed by the U.S. Congress in November 1995, but vetoed by the President, would have reduced the tax rate on long-term capital gains and changed the treatment of long-term capital losses. Currently, it is uncertain whether any change in the taxation of capital gains and losses will ultimately be enacted, and if so, what the changes and their effective dates will be. Limited Partners should consider the possibility of such changes, as well as other tax law changes, in evaluating the Offer.

     In addition, other consideration could affect a Limited Partners' tax liability, including, but not limited to, alternative minimum taxes and state income taxes.

     Tax-exempt Limited Partners. Limited Partners that are generally exempt from Federal income taxation (such as pension and retirement plans and religious, charitable, scientific, literacy and educational organizations (the "Tax-exempt Limited Partners")) will generally not be taxable on a sale of Units pursuant to the Offer. However, in order to avoid tax on the sale, certain entities exempt under Section 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code must set aside or reserve the income from the sale for purposes related to their tax-exempt status, as described in Section 512(a)(3) of the Code. In addition, to the extent the Units of a Tax-exempt Limited Partner are considered debt-financed property as a result of borrowing by such Partner, all or part of the gain from the sale of the Units may be taxable as unrelated business taxable income (although certain "qualified organizations" may be excepted from taxation under Section 514(c)(9) of the Code). Also, a Tax-exempt Limited Partner would be taxable on a sale of Units in the unlikely event the Units are considered includible in inventory of the Partner or held primarily for sale to customers in the ordinary course of business.

Item 9.   Material to be Filed as Exhibits

     (a)(1)    Letter to Investors, dated April 26, 1996

     (c)(1)    The Property Management Agreement

     (c)(2)    The Darby Valuation Report

     (c)(3) Purchase Agreement, dated as of March 5, 1996 between the Partnership and STP, as amended by First Amendment to Sale Agreement dated as of April 24, 1996

     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 1996         BALCOR/COLONIAL STORAGE INCOME
                              FUND-86

                          By: Balcor Storage Partners-86, a
                              general partner
                          By: The Balcor Company, a partner

                          By: /s/Thomas E. Meador
                              -----------------------------
                              Thomas E. Meador, Chairman


                          By: Colonial Storage 86, Inc., a
                              general partner

                          By: /s/James R. Pruett
                              -----------------------------
                              James R. Pruett, President